UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
             People’s Republic of China
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement and Creation of a Direct Financial Obligation.

On July 16, 2010, Hebei Shijie Kaiyuan Automobile Trading Co., Ltd. (“Borrower”), an indirect wholly owned subsidiary of AutoChina International Limited (the “Company”), entered into a loan agreement (the “CITIC Loan”) with China Citic Bank, Shijiazhuang, Hebei Province Branch  (“CITIC Lender”).  Pursuant to the CITIC Loan, Borrower borrowed RMB80 million from CITIC Lender. The CITIC Loan was fully drawn on July 19, 2010. The CITIC Loan bears interests at 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, payable monthly. The CITIC Loan must be repaid in full on July 19, 2011.

The obligations of the Borrower under the CITIC Loan are secured by a pledge agreement (the “Pledge Agreement”) by and between by Hebei Chuangjie Trading Co., Ltd. (“Hebei Chuangjie”), an indirect wholly owned subsidiary of the Company, and Lender dated July 16, 2010, which provides Lender a security interest in up to RMB377,000,000 in Hebei Chuangjie’s right to certain truck lease fees.

On July 19, 2010, Hebei Chuangjie guaranteed a loan issued by CITIC Lender to an affiliate of the Company’s Chairman Mr. Yong Hui Li in the amount of RMB20 million, and subsequently borrowed RMB20 million from such affiliate on the same terms as the original loan from CITIC Lender to the affiliate (the “Affiliate Loan”). The term of the Affiliate Loan is from July 19, 2010 until July 19, 2011. The Affiliate Loan bears interest at 5.31% per annum, payable in one lump sum upon repayment of the principal.

On July 30, 2010, Borrower entered into a loan agreement (the “ICBC Loan”) with Industrial and Commercial Bank of China, Hebei Province Branch (“ICBC Lender”). Pursuant to the ICBC Loan, Borrower has borrowed RMB84 million from ICBC Lender. The ICBC Loan is secured by certain receivables to which Borrower is entitled.

The ICBC Loan bears interest at 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, payable monthly. The ICBC Loan must be repaid in full within ten months of the receipt by Borrower of the funds. The Company received the funds on August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Dated: August 18, 2010	By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer